Exhibit 99.2

Bona Reports Fourth Quarter and Full Year 2014 Financial Results

4Q14 Net Revenues Up 23% YoY to US$52.6 Million

FY14 Net Revenues Up 70% YoY to US$254.1 Million

4Q14 Non-GAAP Net Income Up 43% YoY to US$2.2 Million

FY14 Non-GAAP Net Income Up 100% YoY to US$16.9 Million

BEIJING — March 3, 2015 — Bona Film Group Limited (NASDAQ: BONA) (“Bona” or the “Company”), a leading film distributor and vertically integrated film company in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2014.

“2014 was a historic year for Bona Film Group,” said Bona founder, Chairman and CEO Mr. Yu Dong. “Our success in 2014 was largely driven by the box office performance of our 12 domestic theatrical releases, which generated approximately 15% market share in domestic film box office receipts, making us the second largest domestic non-state-owned film distributor. We delivered solid financial results and completed several strategic initiatives throughout our key strategy that we expect to further strengthen our position as a leader among non-state-owned film companies in China.”

Fourth Quarter 2014 Financial Summary

•                  Fourth quarter 2014 net revenues were US$52.6 million, an increase of 23.0% compared with US$42.8 million in the fourth quarter of 2013.

•                  Fourth quarter 2014 gross profit was US$25.3 million, an increase of 50.1% compared with US$16.9 million in the fourth quarter of 2013. Fourth quarter 2014 gross margin was 48.2%, compared with 39.5% in the fourth quarter of 2013.

•                  Fourth quarter 2014 non-GAAP net income1 was US$2.2 million, in line with our prior guidance range and representing an increase of 42.6% compared with non-GAAP net income of US$1.5 million in the fourth quarter of 2013.

•                  Fourth quarter 2014 adjusted EBITDA, non-GAAP1, was US$4.3 million, compared with an adjusted EBITDA, non-GAAP, of US$7.0 million in the fourth quarter of 2013.

•                  Cash and cash equivalents, term deposits and restricted cash totaled US$153.6 million as of December 31, 2014.

Full Year 2014 Financial Summary

•                  Full year 2014 net revenues were US$254.1 million, an increase of 70.1% compared with US$149.3 million for the full year 2013.

•                  Full year 2014 gross profit was US$112.8 million, an increase of 69.6% compared with US$66.5 million for the full year 2013. Full year 2014 gross margin was 44.4%, compared with 44.5% for the full year 2013.

1     As used in this press release, non-GAAP net income and non-GAAP net income attributable to Bona Film Group Limited per ADS exclude share-based compensation expenses. Adjusted EBITDA, non-GAAP, excludes share-based compensation expenses, interest, taxes and non-cash depreciation and amortization charges. See “Non- GAAP Financial Measures” and “Reconciliation of Non-GAAP Measures” at the end of this press release.

•                  Full year 2014 non-GAAP net income was US$16.9 million, an increase of 99.6% compared with non-GAAP net income of US$8.5 million for the full year 2013.

•                  Full year 2014 adjusted EBITDA, non-GAAP, was US$30.4 million, an increase of 48.8% compared with US$20.4 million for the full year 2013.

Full Year 2014 Business Updates and Recent Highlights

•      Distributed and/or invested in a total of 12 films in 2014, all of which were for domestic theatrical distribution and generated a total of approximately RMB 2.6 billion in box office receipts. For the year, Bona’s films accounted for roughly 15% of total domestic box office receipts, which ranks the Company as the second largest market share of non-state owned distributor in China.

•      Distributed The Taking of Tiger Mountain on December 23, 2014. In total, the film has generated RMB 881 million in domestic box office receipts, making it the highest-ever grossing film distributed by Bona and ranking as one of the top 10 box office performers released in China’s film history, including foreign films.

•      Signed contract with IMAX for three more IMAX screens for three Bona theaters.

•      Strategic investments by Fosun and our CEO to further concentrate the Company’s ownership:

•                  On July 14, 2014, the Company and Fosun Group announced that Fosun and the Company’s CEO, Mr. Yu, respectively, acquired an additional 13.3% and 6% equity stake in the Company from 21st Century Fox, Inc.  Following the closing of the transactions, Mr. Yu and Fosun own approximately 32.3% (including 2.7% from stock options) and 20.8%, respectively, of the Company’s ordinary shares outstanding. Bona and Fosun are working together to capture opportunities in the industry with their combined resources.

•      As of December 31, 2014, Bona owned and operated 25 theaters with 208 screens. The Company added 3 additional theaters in Ningbo Beilun, Zhejiang Wenling, and Shenzhen Longhua in the fourth quarter of 2014.

•      Announced establishment of second film fund of RMB 1.7 billion. The fund’s launch is expected to commence on March 6, 2015, and will finance the development and production of Bona’s film and TV projects over the next two to three years, including Chinese language films and foreign language films.

•      Major films undergoing production in the first quarter of 2015 include Mekong River, Insanity, Bride Wars, The Sword Master, and I am Somebody.

Fourth Quarter 2014 Financial Results

Net Revenues

	4Q14	4Q13	Y-o-Y%
Net Revenues (US$mm)	52.6	42.8	23.0%

Net revenues for the fourth quarter of 2014 were US$52.6 million, a 23.0% increase from the fourth quarter of 2013. The increase in net revenues was primarily due to the success of the film, The Taking of Tiger Mountain, distributed in the fourth quarter of 2014, as well as the increase in revenues from the movie theater segment mainly due to the maturation of new theaters over time.

Net Revenues by Segment Operations

	Film Distribution	Investment & Production	Movie Theater	Talent Agency	Intersegment Elimination	Consolidated
Net Revenues from External Customers (US$mm)	31.0	0.5	20.9	0.2	—	52.6
Intersegment Revenues (US$mm)	1.4	13.7	—	—	(15.1)	—
Total Net Revenues (US$mm)	32.4	14.2	20.9	0.2	(15.1)	52.6

Net revenues from film distribution totaled US$32.4 million. During the fourth quarter of 2014, Bona distributed one new film, The Taking of Tiger Mountain.

Net revenues from film investment and production were US$14.2 million, which were mainly derived from the film, The Taking of Tiger Mountain, distributed in the fourth quarter of 2014.

Net revenues from the movie theater segment totaled US$20.9 million. The Company owned and operated 25 theaters as of December 31, 2014, compared with 21 as of December 31, 2013.

Gross Profit and Gross Margin

	4Q14	4Q13	Y-o-Y%
Gross Profit (US$mm)	25.3	16.9	50.1%
Gross Margin	48.2%	39.5%	—

For the fourth quarter of 2014, gross profit increased 50.1% to US$25.3 million from US$16.9 million in the fourth quarter of 2013. The year-over-year increase in gross profit was primarily attributable to the success of our film slate in the fourth quarter of 2014, as well as the maturation of new theaters.

Segment Profit2 and Segment Margin

	Film Distribution	Investment & Production	Movie Theater	Talent Agency	Consolidated
Segment Profit (US$mm)	15.2	(2.0)	11.6	0.2	25.0
As % of Total Segment Profit	60.8%	(8.0)%	46.4%	0.8%	100.0%
Segment Margin	46.9%	(14.1)%	55.5%	100%	47.5%

Segment margin for the film distribution segment increased to 46.9% in the fourth quarter of 2014 from 32.0% in the fourth quarter of 2013, primarily due to the success of the film, The Taking of Tiger Mountain, distributed in the fourth quarter of 2014.

Segment margin from the Company’s investment and production business was (14.1)% in the fourth quarter of 2014, compared with segment margin of (10.8)% in the fourth quarter of 2013. The decrease in

2  Segment profit is gross profit less film participation expenses, and adds equity in earnings of equity method investments by segments for the periods indicated.

segment margin in this business was a result of the acceleration of amortization of production costs in the fourth quarter of 2014.

Segment margin from the Company’s movie theater business was 55.5% in the fourth quarter of 2014, compared with 58.5% in the fourth quarter of 2013, mainly due to the maturation of theaters opened in 2014.

Operating Income and Operating Margin

	4Q14	4Q13	Y-o-Y%
Operating Expenses (US$mm)	29.7	16.9	75.6%
Operating Income (Loss) (US$mm)	(0.2)	3.3	(106.1)%
Operating Margin	(0.4)%	7.8%	—

Total operating expenses, including participation expenses, general and administrative expenses, and selling and marketing expenses, increased 75.6% to US$29.4 million from US$16.9 million in the fourth quarter of 2013. The year-over-year increase in operating expenses was primarily due to an increase in film participation expenses and selling and marketing expenses for the promotion and advertising of the Company’s distributed films in the fourth quarter of 2014. Film participation expenses mainly consist of the Bona Film Fund’s share of the worldwide net income of the films invested by the Fund, which was established in September 2013. Meanwhile, there was an increase in share-based compensation expenses due to the newly granted restricted shares in 2014.

Operating margin of the fourth quarter of 2014 was negative 0.4% compared to 7.8% in the fourth quarter of 2013. The year-over-year decrease in operating margin was primarily due to the higher proportion of total operating expenses.

Net Income and Net Income Attributable to Bona Film Group Limited per ADS

	4Q14	4Q13
Net (Loss) Income Attributable to Bona Film Group Limited (US$mm)	(1.6)	0.4
Net (Loss) Income Attributable to Bona Film Group Limited per Basic ADS (US$)	(0.03)	0.01
Net (Loss) Income Attributable to Bona Film Group Limited per Diluted ADS (US$)	(0.03)	0.01

	4Q14	4Q13
Non-GAAP Net Income (US$mm)	2.2	1.5
Non-GAAP Net Income Attributable to Bona Film Group Limited per Basic ADS (US$)	0.04	0.03
Non-GAAP Net Income Attributable to Bona Film Group Limited per Diluted ADS (US$)	0.04	0.03

Excluding share-based compensation expense of US$3.9 million and US$1.2 million for the fourth quarters of 2014 and 2013, respectively, non-GAAP net income for the fourth quarter of 2014 was US$2.2 million, compared with non-GAAP net income of US$1.5 million in the fourth quarter of 2013.

	4Q14	4Q13
Adjusted EBITDA, non-GAAP (US$mm)	4.3	7.0

Adjusted EBITDA, non-GAAP, in the fourth quarter of 2014 was US$4.3 million, compared with adjusted EBITDA, non-GAAP, of US$7.0 million in the fourth quarter of 2013.

Full Year 2014 Financial Results

Net Revenues

	FY14	FY13	Y-o-Y%
Net Revenues (US$mm)	254.1	149.3	70.1%

Net revenues for the full year 2014 increased 70.1% to US$254.1 million. The year-over-year increase in net revenues was primarily attributable to an increase in revenues from the Company’s movie theater segment due to the theater expansion and stronger performance of the Company’s film segment in 2014, compared with 2013.

Net Revenues by Segment Operations

	Film Distribution	Investment & Production	Movie Theater	Talent Agency	Intersegment Elimination	Consolidated
Net Revenues from External Customers (US$mm)	172.6	0.9	79.8	0.8	—	254.1
Intersegment Revenues (US$mm)	4.3	61.0	—	—	(65.3)	—
Total Net Revenues (US$mm)	176.9	61.9	79.8	0.8	(65.3)	254.1

Net revenues from film distribution totaled US$176.9 million in 2014, compared with US$76.6 million in 2013. During 2014, Bona distributed 12 new films domestically. The increase in net revenues from the film distribution segment was mainly due to the strong box office performance of the films released in 2014, in particular The Taking of Tiger Mountain, The Continent, The Man from Macau, and The White-Haired Witch.

Net revenues from film investment and production were US$61.9 million in 2014, compared with US$41.0 million in 2013. The increase was mainly due to the success of the films invested and distributed in 2014, in particular The Taking of Tiger Mountain, The Continent, The Man from Macau, and The White-Haired Witch.

Net revenues from the movie theater segment increased to US$79.8 million in 2014, compared with US$61.5 million in 2013. The increase was primarily a result of the increase in the number of theaters and screens from Bona’s strategic expansion efforts in the theater segment.

Top five Films in Terms of Revenue Contribution

Film Title	Release Date	Box Office RMB (millions) as of December 31, 2014
1. The Continent	July 24, 2014	630.44
2. The Man from Macau	January 31, 2014	524.91
3. The Taking of Tiger Mountain	December 23, 2014	416.92
4. The White-Haired Witch	July 31, 2014	391.59
5. Overheard 3	May 29, 2014	300.55

The top five films in 2014 contributed US$145.4 million, which includes all revenue streams from Bona’s theatrical and non-theatrical releases, or 57.2% of full-year 2014 revenues, compared to the top-five films in 2013, which accounted for 36.3% of full-year revenues.

Gross Profit and Gross Margin

	FY14	FY13	Y-o-Y%
Gross Profit (US$mm)	112.8	66.5	69.6%
Gross Margin	44.4%	44.5%	—

For the full year 2014, gross profit increased 69.6% to US$112.8 million from US$66.5 million for the full year 2013. The year-over-year increase in gross profit was primarily attributable to strong performance from Bona’s films released in 2014 and its theater expansions.

Segment Profit and Segment Margin

	Film Distribution	Investment & Production	Movie Theater	Talent Agency	Consolidated
Segment Profit (US$mm)	62.4	(5.4)	46.1	0.8	103.9
As % of Total Segment Profit	60.0%	(5.2)%	44.4%	0.8%	100.0%
Segment Margin	35.3%	(8.7)%	57.8%	100.0%	40.9%

Segment margin for the distribution segment increased to 35.3% in the full year 2014 from 30.1% for the full year 2013, primarily due to the success of films distributed in 2014.

Segment margin from the Company’s investment and production business was (8.7)% for the full year 2014, compared with a segment margin of 21.1% for the full year 2013. This was mainly due to the acceleration of amortization of production costs in 2014.

Segment margin from the Company’s movie theater business increased to 57.8% for the full year 2014, compared with 57.7% for the full year 2013, which is in-line with Bona’s expanded theater operations.

Operating Income and Operating Margin

	FY14	FY13	Y-o-Y%
Operating Expenses (US$mm)	107.1	62.9	70.2%
Operating Income (US$mm)	15.0	8.6	74.4%
Operating Margin	5.9%	5.8%	—

Total operating expenses, including participation expenses, general and administrative expenses, and selling and marketing expenses, increased 70.2% to US$107.1 million from US$62.9 million for the full year 2013. The year-over-year increase in operating expenses was primarily due to an increase in film participation expenses and selling and marketing expenses for the promotion and advertising of the Company’s distributed films in the fourth quarter of 2014. Film participation expenses mainly consist of the Bona Film Fund’s share of the worldwide net income of the films invested by the Fund, which was established in September 2013. Meanwhile, there was an increase in share-based compensation expenses due to newly granted restricted shares in 2014.

Full year 2014 operating margin was 5.9% compared with 5.8% for the full year 2013. The year-over-year increase in operating margin was primarily due to the higher increase in operating income than the increase in net revenues.

Net Income and Net Income Attributable to Bona Film Group Limited per ADS

	FY14	FY13
Net Income Attributable to Bona Film Group Limited (US$mm)	6.4	5.7
Net Income Attributable to Bona Film Group Limited per Basic ADS (US$)	0.11	0.09
Net Income Attributable to Bona Film Group Limited per Diluted ADS (US$)	0.10	0.09

	FY14	FY13
Non-GAAP Net Income (US$mm)	16.9	8.5
Non-GAAP Net Income Attributable to Bona Film Group Limited per Basic ADS (US$)	0.29	0.16
Non-GAAP Net Income Attributable to Bona Film Group Limited per Diluted ADS (US$)	0.27	0.16

Excluding share-based compensation expense of US$11.1 million and US$4.0 million for the full years 2014 and 2013, respectively, non-GAAP net income for the full year 2014 was US$16.9 million, compared with non-GAAP net income of US$8.5 million for the full year of 2013.

	FY14	FY13
Adjusted EBITDA, non-GAAP (US$mm)	30.4	20.4

Adjusted EBITDA, non-GAAP, was US$30.4 million for the full year 2014, compared with adjusted EBITDA, non-GAAP of US$20.4 million for the full year 2013.

Cash and Cash Flow

As of December 31, 2014, Bona had cash, cash equivalents and restricted cash totaling US$153.6 million, compared with US$63.4 million as of December 31, 2013. Net cash used in operating activities for 2014 was approximately US$4.6 million, compared with net cash used in operating activities of US$21.6 million for 2013. The change in cash flow from operations was mainly attributable to the accelerated collection of the accounts receivables from theater circuits for films and investments in several films released in 2014 or scheduled for release in 2015.

Business Outlook

Based on current market and operating conditions, the Company expects non-GAAP net income for the first quarter of 2015 to be in the range of US$4.5 million to US$5.0 million.

“Going forward, we believe there is even greater upside potential for our business. We believe that the strength of our vertically integrated business model uniquely positions us to best capitalize on these favorable market conditions in 2015 and beyond,” concluded Mr. Yu.

Fourth Quarter and Full Year 2014 Conference Call Details

Bona management will hold the earnings conference call at 8:00 p.m. Eastern Time on Tuesday, March 3, 2015 (9:00 a.m. Beijing/Hong Kong Time on Wednesday, March 4, 2015). Management will discuss results and highlights of the quarter and answer questions from investors.

The dial-in numbers for the earnings conference call are as follows:

U.S. Toll Free: +1-855-500-8701
Hong Kong Toll Free: 800-906-606
China, Domestic: 400-120-0654
International: +65-6723-9385

The conference ID # is 87225317.

A live and archived webcast of the earnings conference call will be available on the IR Calendar page of the Bona investor relations website at http://ir.bonafilm.cn/events.cfm.

About Bona Film Group Limited

Bona Film Group Limited (NASDAQ:BONA) is a leading film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Greater China, Korea, Southeast Asia, the United States and Europe, invests and produces movies in a variety of genres, owns and operates twenty-five movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

To be added to Bona’s email list to receive Company news, please send your request to bona@tpg-ir.com.

The Bona Film Group Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=15750

Forward Looking Statements

This news release may contain certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Non-GAAP Financial Measures

To supplement Bona’s consolidated financial results presented in accordance with GAAP, Bona uses the following measures defined as non-GAAP financial measures by the SEC: non-GAAP net income and non-GAAP net income attributable to Bona Film Group Limited per ADS, which exclude share-based compensation expenses, and adjusted EBITDA, non-GAAP, which excludes share-based compensation expenses, interest, taxes and non-cash depreciation and amortization charges. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, as a substitute for, or to be superior to the financial information prepared and presented in accordance with GAAP. In addition, Bona’s definition of non-GAAP net income may be different from the definitions used by other companies, and therefore comparability may be limited.

Bona believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance and a supplemental liquidity measure which is useful for understanding and evaluating the Company’s capacity for servicing its debt, and otherwise meeting its cash needs. Adjusted EBITDA, non-GAAP, excludes depreciation and amortization, so it does not reflect any cash requirements for the replacement of the assets, which will often have to be replaced in the future. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and liquidity, and when planning and forecasting future periods. The table that appears at the end of this press release has more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures.

Contact Us

In China:	In the U.S.:
Peng Li	The Piacente Group, Inc.
Bona Film Group Limited	Investor Relations
Tel: +86-10-5631-0700-398	Don Markley
Email: ir@bonafilm.cn	Tel: (212) 481-2050
Email: bona@tpg-ir.com

BONA FILM GROUP LIMITED

Unaudited Condensed Consolidated Statement of Operations

(in thousands of U.S. dollars, except share data)

	Three-months ended December 31		Twelve-months ended December 31
	2014	2013	2014	2013

Net revenue	52,582	42,762	254,086	149,336
Cost of revenue	27,248	25,884	141,298	82,839
Gross profit	25,334	16,878	112,788	66,497

Film participation expenses	391	(782)	12,247	(1,319)
Sales and marketing expenses	10,998	4,142	31,528	14,373
General and administrative expenses	18,274	13,531	63,321	49,854
Total operating expenses	29,663	16,891	107,096	62,908

Government subsidies	4,102	3,360	5,978	5,022
Equity in earnings of equity method investments	22	—	3,350	—

Operating (loss) income	(205)	3,347	15,020	8,611

Interest income from bank deposits	414	184	1,318	281
Interest income from loan to producer of TV series	31	—	41	—
Interest expenses	(632)	(48)	(1,830)	(1,381)
Exchange (loss) gain	(916)	797	(1,589)	1,780
Other income	71	71	284	284
Investment income	—	—	64	—

(Loss) income before income tax and equity in earnings of equity method investments, net of tax	(1,237)	4,351	13,308	9,575

Provision for income taxes	485	4,085	7,467	5,129
Equity in earnings of equity method investments, net of tax	—	91	—	78
Net (loss) income	(1,722)	357	5,841	4,524

Less: Net loss attributable to the noncontrolling interests	(135)	(62)	(557)	(1,133)
Net (loss) income attributable to Bona Film Group Limited	(1,587)	419	6,398	5,657

Net (loss) income attributable to Bona Film Group Limited per ADS
Basic	(0.03)	0.01	0.11	0.09
Diluted	(0.03)	0.01	0.10	0.09

Weighted average shares used in calculating net income per ordinary share
Basic	30,464,783	30,106,487	30,367,511	29,870,809
Diluted	30,464,783	30,796,988	31,928,201	30,436,728

BONA FILM GROUP LIMITED

Unaudited Condensed Statement of Consolidated Comprehensive (Loss) Income

(In thousands of U.S. dollars)

	Three-months ended December 31		Twelve-months ended December 31
	2014	2013	2014	2013

Net (loss) income	(1,722)	357	5,841	4,524
Other comprehensive (loss) income, net of tax
Foreign currency translation adjustments	(1,524)	1,219	(2,983)	3,057
Comprehensive (loss) income	(3,246)	1,576	2,858	7,581
Less: comprehensive loss attributable to the noncontrolling interests	(136)	(64)	(560)	(1,124)
Comprehensive (loss) income attributable to Bona Film Group Limited	(3,110)	1,640	3,418	8,705

BONA FILM GROUP LIMITED

Unaudited Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share data)

	December 31,	December 31,
	2014	2013

Cash and cash equivalents	97,558	32,684
Restricted cash	56,086	30,728
Accounts receivable, net of allowance for doubtful accounts	72,680	39,409
Prepaid expenses and other current assets	23,691	17,326
Amount due from related parties	269	510
Current deferred tax assets	1,564	973
Inventories	377	313
Total current assets	252,225	121,943

Distribution rights	6,546	6,554
Production costs	168,475	142,245
Prepaid film costs	4,407	4,406
Property and equipment, net	75,716	63,679
Acquired intangible assets, net	2,346	2,452
Non-current deferred tax assets	918	510
Cost method investments	1,477	1,479
Equity method investments	34,622	26,278
Goodwill	49,312	50,540
Long-term prepaid expenses	34	—
Total assets	596,078	420,086

Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to Bona Film Group Limited of $29,882 and $22,913 as of December 31, 2014 and December 31, 2013, respectively)	31,592	24,540
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to Bona Film Group Limited of $46,699 and $29,639 as of December 31, 2014 and December 31, 2013, respectively)	50,686	32,635
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities without recourse to Bona Film Group Limited of $6,995 and $5,201 as of December 31,2014 and December 31, 2013, respectively)	8,373	5,886
Income tax payable (including income tax payable of the consolidated variable interest entities without recourse to Bona Film Group Limited of $11,734 and $6,460 as of December 31,2014 and December 31, 2013, respectively)	11,702	6,460
Bank borrowings (including bank borrowings of the consolidated variables interest entities without recourse to Bona Film Group Limited of $54,277 and $35,425 as of December 31, 2014 and December 31, 2013, respectively)	91,681	60,704
Other borrowings (including other borrowings of the consolidated variable interest entities without recourse to Bona Film Group Limited of $7,304 and $4,126 as of December 31, 2014 and December 31, 2013, respectively)	7,304	4,126

Current film participation financing liabilities with unrelated parties (including current film participation financing liabilities with unrelated parties of the consolidated variable interest entities without recourse to Bona Film Group Limited of $13,063 and $7,038 as of December 31, 2014 and December 31, 2013, respectively)	13,251	7,117
Current film participation financing liabilities with related party (including current film participation financing liabilities with related party of the consolidated variable interest entities without recourse to Bona Film Group Limited of $84,033 and $36,705 as of December 31, 2014 and December 31, 2013, respectively)	84,033	36,705
Total current liabilities	298,622	178,173

Bank borrowings (including bank borrowings of the consolidated variable interest entities without recourse to Bona Film Group Limited of $24,227 and nil as of December 31, 2014 and December 31, 2013, respectively)	59,839	20,000
Deferred income (including deferred income of the consolidated variable interest entities without recourse to Bona Film Group Limited of $1,049 and $873 as of December 31, 2014 and December 31, 2013, respectively)	1,249	1,359
Non-current film participation financing liabilities with unrelated parties (including non-current film participation financing liabilities with unrelated parties of the consolidated variable interest entities without recourse to Bona Film Group Limited of $1,990 and nil as of December 31, 2014 and December 31, 2013, respectively)	1,990	—
Non-current film participation financing liabilities with related party (including non-current film participation financing liabilities with related party of the consolidated variable interest entities without recourse to Bona Film Group Limited of 14,667 and $17,675 as of December 31, 2014 and December 31, 2013, respectively)	14,667	17,675
Non-current deferred tax liabilities (including non-current deferred tax liabilities of the consolidated variable interest entities without recourse to Bona Film Group Limited of nil and $23 as of December 31, 2014 and December 31, 2013, respectively)	—	23
Total liabilities	376,367	217,230

Bona Film Group Limited’s ordinary shares (par value of US$0.0005 per share, 85,000,000 shares authorized, 31,402,346 and 30,496,848 shares issued and outstanding as of December 31, 2014 and 31,402,346 and 30,160,235 shares issued and outstanding as of December 31, 2013)	15	15
Additional paid-in capital	195,976	182,782
Statutory reserves	3,704	3,534
Accumulated profit	11,444	5,216
Accumulated other comprehensive income	6,533	9,513
Total Bona Film Group Limited’s equity	217,672	201,060

Noncontrolling interests	2,039	1,796
Total equity	219,711	202,856

Total liabilities and equity	596,078	420,086

BONA FILM GROUP LIMITED

Unaudited Reconciliation of Non-GAAP Measures

(in thousands of U.S. dollars)

	Three-months ended December 31		Twelve-months ended December 31
	2014	2013	2014	2013

Net (loss) income	(1,722)	357	5,841	4,524

Adjustment for share-based compensation expenses	3,902	1,172	11,091	3,958
Adjusted net income (non-GAAP)	2,180	1,529	16,932	8,482

Adjustment for interest	187	(136)	471	1,100
Adjustment for taxes	485	4,085	7,467	5,129
Adjustment for depreciation & amortization charges	1,433	1,482	5,546	5,724
Adjusted EBITDA (non-GAAP)	4,285	6,960	30,416	20,435